EXHIBIT 99.1

HEXO Corp Announces Public Offering of Senior Secured Convertible Notes

OTTAWA, May 27, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) announced today it has closed an offering (the “Offering”) of US$360,000,000 aggregate principal amount of senior secured convertible notes (the “Notes”) directly to an institutional purchaser and certain of its affiliates or related funds (collectively, the “Purchaser”).

The Notes were sold at a purchase price of US$327,600,000, or approximately 91.0% of their principal amount. The Notes will mature on May 1, 2023 (the “Maturity Date”). Subject to certain limitations, the Notes will be convertible into freely tradeable common shares of the Company at the option of the Purchaser and, subject to conditions and limitations, at the option of the Company. If not previously converted, all principal repayments of the Notes will made be at a price equal to 110% of the principal amount of the Notes being repaid. The Notes will not bear interest except upon the occurrence of an event of default. The Notes will be issued in registered form, without coupons, under a trust indenture dated May 27, 2021 between the Company and GLAS Trust Company LLC as trustee (the “Trustee”), as supplemented and modified by resolutions of the board of directors of the Company.

The Company expects to use substantially all of the net proceeds from the Offering to fund the acquisition (the “Potential Acquisition”), if it occurs, of a large Canadian licensed producer (the “Target Business”). The Company has not yet entered into a definitive agreement for the Potential Acquisition. While discussions between the parties are late-stage, the Target Business is not prepared to enter into a definitive agreement for the Potential Acquisition unless and until the Company has demonstrated sufficient cash resources on hand to satisfy the anticipated cash portion of the purchase price.

The Company’s obligations under the Notes will be secured by a first priority lien on substantially all of the Company’s assets. Payment of principal, premium, if any, and interest, if any, on the Notes will be fully and unconditionally guaranteed on a secured basis by the Company’s wholly-owned subsidiary, HEXO Operations Inc.

The Notes were offered and sold in the United States in a transaction registered pursuant to the Company’s registration statement on Form F-10 (File No. 333-256131) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2021 (the “Registration Statement”), including the base prospectus therein as supplemented by a prospectus supplement dated May 27, 2021 (collectively, the “U.S. Prospectus”). In addition, the Company has filed a short form base shelf prospectus dated May 21, 2021 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada, as supplemented by a prospectus supplement dated May 27, 2021 (collectively, the “Canadian Prospectus”) . Copies of the Registration Statement and the U.S. Prospectus are or will be available on EDGAR at www.sec.gov, and copies of the Canadian Prospectus are or will be available on SEDAR at www.sedar.com. Such documents may also be obtained upon request from the Company, 3000 Solandt Road, Ottawa, Ontario K2K 2X2, Canada, or by calling 1-844-406-1852. No securities regulatory authority has either approved or disapproved of the contents of this press release.

The Company does not plan on making an application to list the Notes on the TSX, NYSE, or any other securities exchange or other trading system.

This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A.G.P./Alliance Global Partners acted as sole placement agent to HEXO in connection with the Financing.

BMO Capital Markets acted as a special advisor to HEXO in connection with the Financing.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis, Original Stash brands and Bake Sale and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the Offering and its terms, timing, potential completion and the use of proceeds of the Offering as well as statements regarding the Company’s future business plans. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying the conditions to closing of the Offering and the Company’s use of proceeds of the Offering may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Base Shelf Prospectus and the Registration Statement and the Company’s most recent Annual Information Form and other continuous disclosure filings incorporated by reference in the Base Shelf Prospectus and the Registration Statement, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com